SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

.

FOMENTO ECONÓMICO MEXICANO, S.A. B. DE C.V.

(Exact name of Registrant as specified in its charter)

Mexican Economic Development, Inc.

(Translation of Registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

General Anaya No. 601 Pte.

Colonia Bella Vista

Monterrey, Nuevo León 64410

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     ☒     Form 40-F   ☐

                       ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this

Form,  the  registrant  is  also  thereby  furnishing  the  information  to  the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐         No        ☒

          ---                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the

registrant  has duly  caused  this  report  to be  signed  on its  behalf of the undersigned, there unto duly authorized.

.

 FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V .

By: /s/ Javier Astaburuaga

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Javier Astaburuaga

Chief Financial Officer

Date:  February 14, 2014